June 22, 2006

Mail Stop 4561

Eric J. Bock
Executive Vice President, Law and Corporate Secretary
Cendant Corporation
9 West 57th Street
New York, NY 10019

      Re:	Realogy Corporation
      	Registration Statement on Form 10,
		Amendment No. 5 Filed June 20, 2006
      File No.  001-32852

Dear Mr. Bock:

      We have reviewed your amended filings and additional correspondence dated June 5, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Where relevant, please provide an explanation for the $50 million transfer from Realogy to Cendant. Also, please confirm that the Evercore`s fairness opinion dated June 7, 2006 considered this transfer.





Employee Benefit Plans

Equity Incentive Programs, page 150
2. We note from your disclosure that the aggregate value of your
2006
grant, which we understand is subject to your separation from Cendant, will be approximately $80 million. Please further explain to us how you determined that the expected financial impact relating to this grant will only result in approximately $3 million of annual non-cash expense. In this regard, we note that the number of shares or units delivered will be based on the fair market value of your common stock or the Black-Scholes value of a right, in the case of stock appreciation rights, and will vest over a four-year period.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Matthew Maulbeck at 202-551-3466 or Josh Forgione, Assistant Chief Accountant, at 202-551-3431 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3852 with any other questions.

Sincerely,



Michael McTiernan
Special Counsel


cc:	Daniel Wolf (via facsimile, 917-777-7886)
	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP



Eric J. Bock, Esq.
Cendant Corporation
June 22, 2006
Page 1